AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

JUNE 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Expressed in Canadian Dollars)

		June 30,	March 31,
	Note	2019	2019

ASSETS

Current assets
Cash	3	$78,210	$282,996
Amounts receivable and other assets	5	35,747	307,595
Marketable securities		24,115	35,067
		138,072	625,658
Non-current assets
Restricted cash	4	173,143	173,143

Total assets		$311,215	$798,801

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$60,293	$35,965
Advanced contributions received	6	189,021	189,021
Balance due to a related party	10	231,660	222,933
Director's loan	8	931,974	893,800
		1,412,948	1,341,719

Total liabilities		1,412,948	1,341,719

Shareholders' equity
Share capital	9	64,041,556	64,041,556
Reserves	9	5,094,130	5,105,082
Accumulated deficit		(70,237,419)	(69,689,556)
		(1,101,733)	(542,918)

Total liabilities and shareholders' equity		$311,215	$798,801

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Loss

(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended June 30,
	Note	2019	2018

Expenses	10,11
Exploration and evaluation		$311,551	$1,191,133
Assays and analysis		5,614	85,089
Drilling		–	264,033
Equipment rental		4,350	24,675
Geological, including geophysical		198,313	362,386
Helicopter and fuel		–	48,185
Property acquisition and assessments costs		21,268	198
Site activities		8,889	327,335
Socioeconomic		66,486	60,174
Travel and accommodation		6,631	19,058

Administration		182,843	187,903
Legal, accounting and audit		18,597	257
Office and administration	11(b)	126,273	136,344
Shareholder communication		22,629	39,172
Travel and accommodation		10,362	9,147
Trust and regulatory		4,982	2,983

Cost recoveries	6	–	(679,933)

		494,394	699,103
Other items
Finance income		(1,728)	(11,685)
Interest expense – director's loans	8	22,438	22,438
Transaction cost – director’s loans	8	38,174	29,340
Foreign exchange loss		40	121
Net loss		$553,318	$739,317

Basic and diluted loss per common share		$0.00	$0.00

Weighted average number of common shares outstanding		170,602,894	168,786,227

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2019	2018

Net loss	$553,318	$739,317

Other comprehensive loss:
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	5,497	427
Total other comprehensive loss	5,497	427

Comprehensive loss	$558,815	$739,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Changes in (Deficiency) Equity

(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2018	168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413
Net loss for the period	–	–	–	–	–	(739,317)	(739,317)
Other comprehensive loss for the period	–	–	–	(427)	–	–	(427)
Balance at June 30, 2018	168,786,227	$63,884,056	$2,202,640	$57,032	$2,882,923	$(68,520,982)	$505,669

Balance at April 1, 2019	170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)
Net loss for the period	–	–	–	–	–	(553,318)	(553,318)
Other comprehensive loss for the period	–	–	–	(5,497)	–	–	(5,497)
Total comprehensive loss	–	–	–	(5,497)	–	(553,318)	(558,815)
Gain on disposition of equity investments at FVTOCI	–	–	–	(5,455)	–	5,455	–
Balance at June 30, 2019	170,602,894	$64,041,556	$2,202,640	$8,567	$2,882,923	$(70,237,419)	$(1,101,733)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,
	Note	2019	2018

Operating activities
Loss for the period		$(553,318)	$(739,317)
Adjustments for:
Finance income		(1,728)	(11,685)
Interest expense – director's loans	8	22,438	22,438
Transaction cost – director’s loans	8	38,174	29,340

Changes in working capital items
Amounts receivable and other assets		271,848	30,925
Accounts payable and accrued liabilities		24,082	(37,139)
Advanced contributions received	6	–	1,427,197
Balance due to a related party		8,727	(79,339)
Net cash (used in) provided by operating activities		(189,777)	642,420

Investing activities
Proceeds from disposition of marketable securities		5,455	10,455
Interest received		1,728	11,685
Net cash provided by investing activities		7,183	22,140

Financing activities
Interest paid on director's loans	8	(22,192)	(22,438)
Net cash used in financing activities		(22,192)	(22,438)

Net (decrease) increase in cash		(204,786)	642,122
Cash, beginning balance		282,996	3,308,469
Cash, ending balance	3	$78,210	$3,950,591

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature of operations and going concern

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements as at and for the three months ended June 30, 2019 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at June 30, 2019, the Company had cash of $78,210, a working capital deficit, and a shareholders’ deficiency.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2019. Results for the reporting period ended June 30, 2019 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Audit Committee of the Company’s Board of Directors authorized these Financial Statements for issuance on August 21, 2019.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement (note 6(b)). As at June 30, 2019 and 2018, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c)	Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2019.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(d)	Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(e)	Accounting standards, interpretations and amendments to existing standards

Effective for annual periods beginning on or after January 1, 2019:

•	IFRS 16, Leases

•	IFRIC 23, Uncertainty over Income Tax Treatments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards to be material on the Company’s financial statements.

3.	Cash

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.	Restricted cash

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

5.	Amounts receivable and other assets

	June 30, 2019	March 31, 2019
Sales tax refundable	$6,667	$7,304
Contributions receivable (note 6(a) and 6(b))	–	300,291
Prepaid insurance	29,080	–
Total	$35,747	$307,595

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	Exploration and evaluation expenses and cost recoveries

Below is a summary of the Company’s major exploration projects on the basis of where the Company is currently incurring the majority of its exploration work.

(a)	IKE Project

The IKE Project is located in south-central BC and is comprised of the IKE, Granite, Galore and Juno Properties. In July 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “IKE Agreement”) with Hudbay Minerals Inc. (“Hudbay”) pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project.

The Company initially records the amounts of contributions received or receivable from Hudbay pursuant to the IKE Agreement as a liability (Advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently recognizes amounts as cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the IKE Project. Pursuant to the IKE Agreement, Hudbay has advanced to the Company $92,240 for estimated post-termination obligations. The amount has been recorded within the current balance of Advanced contributions received on the Consolidated Statements of Financial Position and will subsequently be recognized as a cost recovery on the Consolidated Statements of Loss as the Company incurs related expenditures. As a result of the termination, the Company maintains a 100% interest in the IKE Project. During the three months ended June 30, 2019, the Company recorded a gross amount of cost recovery of nil (2018 – $94,648) offsetting the expenditures incurred pursuant to the IKE Agreement.

The IKE Property claims carry a Net Smelter Return (“NSR”) royalty obligation of 1%, subject to a $2 million cap and with the Company able to purchase the royalty at any time by payment of the same amount. These claims carry an additional NSR of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

The Granite Property claims are subject to a 2% NSR royalty which can be purchased for $2 million. In addition there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire project is subject to a 1% Conversion NSR royalty from mine production capped at a total of $5 million.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	JOY Project

The JOY Project, located in north-central BC, comprises the JOY and PINE Properties, and also the “Staked Claims” acquired directly by the Company. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase 100% of the JOY Property for the reimbursement of the vendor’s direct acquisition costs of $335,299. The property is subject to an underlying NSR royalty held by a former owner which is capped at $3.5 million.

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “JOY Agreement”) with Hudbay pursuant to which Hudbay may acquire, through a staged investment process, up to 60% ownership in the JOY Property. This was later amended to include the PINE Property and Staked Claims, collectively the JOY Project.

The Company initially records the amounts of contributions received or receivable from Hudbay pursuant to the JOY Agreement as a liability (Advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently reallocates amounts to cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the JOY Project. Pursuant to the amended JOY Agreement, Hudbay has advanced to the Company $96,781 for estimated post-termination obligations. The amount has been recorded within the current balance of Advanced contributions received on the Consolidated Statements of Financial Position and will subsequently be recognized as a cost recovery on the Consolidated Statements of Loss as the Company incurs the related expenditures. As a result of the termination, the Company maintains a 100% interest in the JOY Project. During the three months ended June 30, 2019, the Company recorded a gross amount of cost recovery of nil (2018 – $585,285) offsetting the expenditures incurred pursuant to the JOY Agreement.

In addition, the Company concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which the Company can purchase 100% of the PINE Property.

During the year ended March 31, 2019, the Company completed its acquisition of a 49% interest in the PINE Property by making cash payments of $300,000 (2018 – $700,000) and issuing 300,000 common shares (2018 – 650,000 common shares) to Cascadero. The Company maintains the option to acquire GFTEC’s 51% interest by agreeing to incur up to $2.75 million in exploration expenditures on the project prior to August 2021 (100% incurred to date). GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising approximately 96% of the property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”), and a 1% net smelter returns royalty (“NSR”) on the balance of the claims that are not subject to the Underlying NSR. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of an additional $2.5 million in cash or shares. If the Company does not exercise the option or terminates the GFTEC Agreement at any time during the four-year option period, then it may be required to make a termination payment to GFTEC. The level of termination payment, if any, varies with the year of termination and the amount of any exploration expenditures completed, from a low of no payment to an absolute maximum of $1,375,000 in the event that no exploration work is done by the Company.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company has reached an agreement with the former owner to cap the 3% NSR at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019. In the current year, the Company made cash payments of $50,000 (2018 – $50,000) and issued 50,000 common shares (2018 – 50,000 common shares) to the former owner.

(c)	DUKE Project

The DUKE Project is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE property for the reimbursement of the vendor’s direct acquisition costs of $168,996.

7.	Accounts payable and accrued liabilities

	June 30, 2019	March 31, 2019
Accounts payable	$53,737	$35,965
Accrued liabilities	6,556	–
Total	$60,293	$35,965

8.	Director’s loans

	Three months ended June 30, 2019	Year ended March 31, 2019
Opening balance	$893,800	$763,544
Repayments	–	–
Amortization of transaction costs	38,174	130,256
Closing balance	$931,974	$893,800

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Finance expenses	Three months ended June 30,
	2019	2018
Interest on director’s loan	$22,438	$22,438
Amortization of transaction costs	38,174	29,340
Total	$60,612	$51,778

In November 2016, the Company entered into a loan agreement (the “Loan”) with the a director of the Company (the “Lender”), superseding a previous loan agreement for a $1,000,000 advance, pursuant to which the original maturity date of November 26, 2016 was extended for three years on customary conditions. The principal sum was subsequently increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(b) and 6(c)). The Loan is subject to an interest rate of 9% per annum.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants with an expiry term of three years and an exercise price of $0.08 per share (note 9(b)(i)).

During the year ended March 31, 2018, $500,000 of the Loan was repaid to the Lender, leaving a balance outstanding of $1,000,000.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

9.	Share capital and reserves

(a)	Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at June 30, 2019, there were 170,602,894 Common Shares issued and outstanding (June 30, 2018 – 168,786,227).

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Share purchase warrants

The following common share purchase warrants were outstanding at June 30, 2019 and 2018:

	Exercise price	June 30, 2019	March 31, 2019
Issued pursuant to the Loan (note 9(b)(i))	$0.08	5,000,000	5,000,000
Total		5,000,000	5,000,000

(i)	Loan bonus warrants

In November 2016, 10,000,000 share purchase warrants were issued pursuant to the Loan (note 8). The fair value of these warrants at issue was determined to be $607,406 at $0.06 per warrant using the Black-Scholes model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; underlying market price of $0.08; expiry term of 3 years; and, dividend yield of nil.

In September 2017, 5,000,000 of these warrants were exercised leaving 5,000,000 of these warrants outstanding.

10.	Related party transactions

Balances due to related parties	June 30, 2019	March 31, 2019
Hunter Dickinson Services Inc.	$226,980	$214,179
United Mineral Services Ltd.	4,680	8,754
Total	$231,660	$222,933

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 8 includes the details of a director’s loan. Note 6(b) and 6(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the three months ended June 30, 2019 and 2018, the Company’s President, Chief Executive Officer and Director; Chief Financial Officer; and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 10(b)). There were no other transactions with KMP during the three months ended June 30, 2019 and 2018.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	Three months ended June 30,
(rounded to the nearest thousand CAD)	2019	2018
Services received from HDSI and as requested by the Company	$299,000	$356,000
Information technology – infrastructure and support services	15,000	15,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	46,000	19,000
Total	$360,000	$390,000

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

In November 2016, the Company acquired from UMS a 100% interest in two mineral property interests, namely the JOY Property (note 6(b)) and the DUKE Property (note 6(c)), for aggregate acquisition costs of $504,295.

The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	Three months ended June 30,
(rounded to the nearest thousand CAD)	2019	2018
Services received from UMS and as requested by the Company	$9,000	$1,000
Reimbursement, at cost, of third-party expenses incurred by UMS on behalf of the Company	–	19,000
Total	$9,000	$20,000

11.	Supplementary information to the consolidated statements of loss

(a)	Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits	Three months ended June 30,
(rounded to the nearest thousand CAD)	2019	2018
Salaries and benefits included in the following:
Exploration and evaluation expenses	$203,000	$290,000
Administration expenses [1]	111,000	136,000
Total	$314,000	$426,000

1	This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other salaries and benefits expenses classified as administration expenses.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	Three months ended June 30,
(rounded to the nearest thousand CAD)	2019	2018
Salaries and benefits	$97,000	$113,000
Insurance	12,000	–
Data processing and retention	15,000	15,000
Other office expenses	3,000	8,000
Total	$127,000	$136,000

12.	Events after the reporting period

After the end of the reporting period, the Company entered into certain loan agreements with a director and a company wholly-owned by a director, pursuant to which the Company received an aggregate principal sum of $375,000 with terms of one-year at an interest rate of 10% per annum.